UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

HONGLI GROUP INC.

(Exact name of registrant as specified in its charter)

Beisanli Street, Economic Development Zone

Changle County, Weifang

Shandong, China 262400

Tel: +86 0536-2185222

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 1, 2023, the employment agreement between Hongli Group Inc. (the “Company”) and Ms. Yachun (Daisy) Wang in her capacity as Chief Financial Officer of the Company expired. Following expiration of her employment agreement, Ms. Wang continued to serve as Chief Financial Officer of the Company temporarily, until the Company appoints her replacement.

On September 29, 2023, the Board of Directors of the Company approved the Company’s appointment of Ms. Xiangmei Zeng as replacement of Ms. Yachun (Daisy) Wang, effective as of October 1, 2023.

Ms. Xiangmei Zeng is a financial services executive and consultant, experienced in financial management in listed corporations. Since August 2020, Ms. Zeng has acted as financial manager of the Company, where she manages and coordinates daily accounting activities. From December 2014 to December 2019, Ms. Zeng served as financial manager of North China region in Guangdong HAID Group Co., Ltd. (SHE: 002311), an agricultural and animal husbandry high-tech enterprise, where she led an accounting team of 23 members. From December 2012 to December 2014, Ms. Zeng acted as financial manager in Jiangxi GETO New Material Co., Ltd (SZ:300986), a listed company in construction material industry, where she led the company’s overall IPO strategy and relevant accounting management. From October 2009 to August 2012, Ms. Zeng was financial manager in Byvin Corporation, a Chinese manufacturer of electric vehicles, where she managed overall accounting activities. Ms. Zeng studied in Jinan Vocational College and Shandong University.

In connection with Ms. Zeng’s appointment as the Chief Financial Officer, the Company and Ms. Zeng entered into an employment agreement (the “Employment Agreement”) in the form filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-261945). Pursuant to the Employment Agreement, Ms. Zeng is entitled to receive an annual compensation of RMB120,000, and her term will be from October 1, 2023 to October 1, 2028.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hongli Group Inc.

Date: October 3, 2023	By:	/s/ Jie Liu
Jie Liu
Chief Executive Officer

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